UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at November 20, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: November 20, 2007

Print the name and title of the signing officer under his signature.

Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ORGANIZATION UPDATE:
CHIEF FINANCIAL OFFICER APPOINTED,
JDS ENERGY AND MINING TO PROVIDE EPCM SERVICES
FOR UNDERGROUND DECLINE AND MINE DEVELOPMENT

November 20, 2007 Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN; OTCBB:FRLLF) ("Farallon " or the "Company") is pleased to provide the following organizational update on the Company and its G-9 polymetallic - zinc, copper, gold, silver, lead - project at Campo Morado in Guerrero State, Mexico.

Two key appointments have been made to strengthen the ongoing development of the Company. First, Larry Yau will be appointed Chief Financial Officer of Farallon, effective December 3, 2007, and secondly, JDS Energy and Mining Ltd. have been appointed the Engineering, Procurement and Construction Manager ("EPCM") of the underground decline and mine development. These changes will enhance the Company's ability to grow and make the transition to an independent mining company through the development of a mine at G-9.

Mr. Yau has had over seventeen years of comprehensive financial and business experience that was acquired from some of the most prominent corporations in North America. More particularly, prior to the recent merger of Barrick and Placer Dome, Larry led the Vancouver Corporate Development Group at Placer Dome Inc., focusing on the M&A and project development areas. Earlier in his career, Larry was responsible for various finance and accounting activities at Weyerhauser, the Casmyn Group, H.A. Simons, Aon Reed Stenhouse and Campbell, Saunders and Co.  He has B.Sc. and M.B.A. degrees from the University of Saskatchewan and is a registered Chartered Accountant with the Institute of Chartered Accountants of British Columbia. Larry will report to the CEO and will be based in Vancouver.

As a result of the above appointment, Jeffrey Mason will resign as the Company's Chief Financial Officer, but will remain on the Company's Board and continue to provide financial advice and counsel to the Board on an ongoing basis.

JDS Energy and Mining Ltd. (JDS) have been appointed EPCM manager of the development of the underground decline and mine at G-9, effectively immediately. JDS have recently completed EPCM responsibilities for Sherwood Copper's Minto mine in Yukon, Canada, which was built on time and on budget. Other projects that have been managed by JDS include BHP Minerals Ekati Diamond Mine, and Albian Sands Muskeg River Mine; each was completed on schedule and on budget. JDS will report to Dan Kilby, General Manager, Development and Exploration.

President and CEO Dick Whittington said: "I am very pleased to be able to announce these key appointments. Larry Yau will add significantly to the strength of our corporate executive team and provide the necessary financial support to facilitate Farallon's transition to an independent mining company. At the same time, I would like to thank Mr. Mason for his contribution to the Company over the years, including ten years as CFO, and I am pleased that he will remain on the Board.

On the project development front, JDS will bring a wealth of project management experience and expertise to the underground decline development activities. Coupled with the recent addition of Wabi Development Corporation and our ongoing equipment purchases, we now have the management, manpower and equipment to develop the decline on time and on budget. I believe the development of a mine at G-9 by July 1, 2008 has been significantly reinforced by these appointments."

Farallon is advancing the exploration and development of the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. The Company's 2007 parallel track program has been successful to date. Exploration drilling is expanding the high-grade G-9 deposit, and mine planning and design, equipment acquisition and site preparation activities are also taking place with the goal of beginning production in July 2008. The Company has a cash position of Cdn$35.2 million, held in interest bearing current accounts with Scotiabank.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.